                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

FORM 4

[_] CHECK THIS BOX IF NO LONGER
    SUBJECT TO SECTION 16. FORM 4
    OR FORM 5 OBLIGATIONS MAY
    CONTINUE. SEE INSTRUCTION 1(b).



                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP



    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940




1. Name and Address of Reporting Person*

  Rizk                               Thomas                          A.
--------------------------------------------------------------------------------
  (Last)                             (First)                         (Middle)

  c/o Mack-Cali Realty Corporation
  11 Commerce Drive
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                                    (Street)

  Cranford                           NJ                               07016
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  (City)                             (State)                          (Zip)


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2. Issuer Name and Ticker or Trading Symbol

   Mack-Cali Realty Corporation (CLI)
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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   12/97
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5. If Amendment, Date of Original   (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
       (Check all applicable)


             X    Director                         10% Owner
           -----                           ------

             X    Officer (give title              Other (specify
           -----           below)          ------         below)

                   Chief Executive Officer
                   ----------------------------------
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7. Individual or Joint/Group Filing (Check Applicable Line)

     X    Form filed by One Reporting Person
   -----

          Form filed by More than One Reporting Person
   -----

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security          2. Trans-   3. Trans-      4. Securities Acquired (A)    5. Amount of    6. Ownership  7. Nature
   (Instr. 3)                    action      action         or Disposed of (D)            Securities      Form:         of Indirect
                                 Date        Code                                         Beneficially    Direct        Beneficial
                                            (Instr. 8)      (Instr. 3,4 and 5)            Owned at       (D) or         Ownership
                                (Month/   ------------   --------------------------       End of Month    Indirect     (Instr. 4)
                                 Day/      Code    V      Amount    (A) or    Price       (Instr. 3       (I)
                                 Year)                              (D)                     and 4)        (Instr. 4)
--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

Common Stock                  12/16/97    M              66,667     A                                   D
--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------
Common Stock                  12/16/97    M              125,000    A                                   D
--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------
Common Stock                  12/16/97    S              191,667(1) D                    151,555(2)     D
--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

--------------------------    ----------  ------  ----   --------   ------    ------     -------------- ------------  -------------

Explanation of Responses:

(1) The 191,667 shares of Common Stock sold in this transaction were acquired by the reporting person through the exercise of vested employee stock options. Such vested stock options were exercised and the underlying stock sold in order to defray the payment of income taxes relating to taxable income resulting from the December 11, 1997 Mack Combination.

(2) Following the transactions reported herein for the month of December 1997, the reporting person still beneficially owns an aggregate of 632,914 shares of Common Stock, either directly as Common Stock or underlying derivative securities.

- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -

* If the form is filed by more than one reporting person, see Instruction
  4(b(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                  (Print or Type Responses)


                                                                          (Over)

                          TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

1. Title of Derivative Security  2. Conversion   3. Transaction  4. Transaction   5. Number of Derivative     6. Date Exercisable
  (Instr. 3)                        or Exercise     Date            Code             Securities Acquired (A)     and Expiration
                                    Price of       (Month/Day/      (Instr. 8)       or Disposed of (D)          Date
                                    Derivative      Year)                           (Instr. 3, 4, and 5)        (Month/Day/
                                    Security                                                                     Year)
                                                                 ---------------  --------------------------  ---------------------
                                                                   Code      V        (A)        (D)           Date       Expiration
                                                                                                               Exer-      Date
                                                                                                               cisable
-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------
Employee Stock Option
(Right to Buy)                   $38.75          12/12/97        A         V      339,976                     (3)         12/12/07
-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------
Employee Stock Option
(Right to Buy)                   $17.25          12/16/97        M                                66,667      8/31/97     8/31/04
-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------
Employee Stock Option
(Right to Buy)                   $26.25          12/16/97        M                                125,000     12/11/97    10/24/06
-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------
Units of Limited Partnership
Interest(4)                      (4)
-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------

-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------

-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------

-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------

-------------------------------  --------------  --------------  --------  -----  --------------- ----------  ----------- ----------


7. Title and Amount of    8. Price of Derivative  9. Number of Derivative     10. Ownership Form           11. Nature of Indirect
   Underlying Securities     Security (Instr. 5)     Securities Beneficially      of Derivative Security:      Beneficial Ownership
  (Instr. 3 and 4)                                   Owned at End of Month        Direct (D) or                (Instr. 4)
------------------------                             Instr. 4)                    Indirect (I) (Instr. 4)
  Title      Amount or
             Number of
             Shares
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        339,976                              (5)                         D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        66,667                               (5)                         D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        125,000                              339,976(5)                  D
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------
Common
Stock        141,383                              141,383(5)                  I                            by TAR Investments L.P.
------------ -----------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

------------------------  ----------------------  --------------------------  ---------------------------  ------------------------

Explanation of Responses (continued):

(3) The option vests in five equal annual installments beginning on December 31, 1997.

(4) The Units of Limited Partnership Interest ("Units") represent interests in Mack-Cali Realty, L.P., a Delaware limited partnership, through which Mack-Cali Realty Corporation conducts its real estate activities. The Units are redeemable by the reporting person for an equivalent number of shares of Common Stock of Mack-Cali Realty Corporation.

(5) Following the transactions reported herein for the month of December 1997, the reporting person still beneficially owns an aggregate of 632,914 shares of Common Stock, either directly as Common Stock or underlying derivative securities.


                              /s/ Thomas A. Rizk                 1/12/98
                              _______________________________    ______________
                              **Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.


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